UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-
1(b),(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 2)

Amylyx Pharmaceuticals, Inc.
(Name of Issuer)

Common stock, $0.0001 par value per share
(Title of Class of Securities)

03237H101
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03237H101	13G	Page 2 of 18 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Investors LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,634,606*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,634,606*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,634,606*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	See Item 4

CUSIP No. 03237H101	13G	Page 3 of 18 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities Parent GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,634,606*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,634,606*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,634,606*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	See Item 4

CUSIP No. 03237H101	13G	Page 4 of 18 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,634,606*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,634,606*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,634,606*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	See Item 4

CUSIP No. 03237H101	13G	Page 5 of 18 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities Portfolio GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,145,911*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,145,911*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,145,911*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.7%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	See Item 4

CUSIP No. 03237H101	13G	Page 6 of 18 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities Illiquid Investments Sub-Master LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,145,911*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,145,911*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,145,911*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.7%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	See Item 4

CUSIP No. 03237H101	13G	Page 7 of 18 Pages
1	NAMES OF REPORTING PERSONS
O. Andreas Halvorsen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,634,606*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,634,606*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,634,606*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	See Item 4

CUSIP No. 03237H101	13G	Page 8 of 18 Pages
1	NAMES OF REPORTING PERSONS
David C. Ott

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,634,606*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,634,606*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,634,606*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	See Item 4

CUSIP No. 03237H101	13G	Page 9 of 18 Pages
1	NAMES OF REPORTING PERSONS
Rose S. Shabet

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,634,606*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,634,606*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,634,606*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	See Item 4

CUSIP No. 03237H101	13G	Page 10 of 18 Pages
1	NAMES OF REPORTING PERSONS
DRAGSA 96 LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,488,695*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,488,695*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,488,695*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.2%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	See Item 4

CUSIP No. 03237H101	13G	Page 11 of 18 Pages
Item 1(a).	Name of Issuer:

Amylyx Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

43 Thorndike Street, Cambridge, MA 02141

Item 2(a).	Name of Person Filing:

Viking Global Investors LP (“VGI”),
Viking Global Opportunities Parent GP LLC (“Opportunities Parent”),
Viking Global Opportunities GP LLC (“Opportunities GP”),
Viking Global Opportunities Portfolio GP LLC (“Opportunities Portfolio GP”),
Viking Global Opportunities Illiquid Investments Sub-Master LP (“VGOP”),
DRAGSA 96 LLC (“DRAGSA 96”),
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet (collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is: 55 Railroad Avenue, Greenwich, Connecticut 06830.

Item 2(c).	Citizenship:

VGI is a Delaware limited partnership; Opportunities Parent, Opportunities GP, Opportunities Portfolio GP and DRAGSA 96 are Delaware limited liability companies; VGOP is a Cayman Islands exempted limited partnership; O. Andreas Halvorsen is a citizen of Norway; and David C. Ott and Rose S. Shabet are citizens of the United States.

Item 2(d).	Titles of Classes of Securities:

Common stock, $0.0001 par value per share (“Common Stock”)

Item 2(e).	CUSIP NUMBER: 03237H101
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940
(e)	☐ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E)
(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
(g)	☐ Parent holding company, in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐ Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐ Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐ Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

CUSIP No. 03237H101	13G	Page 12 of 18 Pages
Item 4.	Ownership:

The percentages set forth herein are based on 66,256,218 shares of Common Stock outstanding as of November 7, 2022, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2022.

A.	VGI

(a)	Amount beneficially owned: 4,634,606

(b)	Percent of Class: 7.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,634,606

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,634,606

VGI provides managerial services to VGOP and DRAGSA 96. VGI has the authority to dispose of and vote the shares of Common Stock directly owned by VGOP and DRAGSA 96. VGI does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), VGI may be deemed to beneficially own the shares of Common Stock directly held by VGOP and DRAGSA 96.

VGI beneficially owns 4,634,606 shares of Common Stock consisting of (i) 3,145,911 shares of Common Stock directly and beneficially owned by VGOP and (ii) 1,488,695 shares of Common Stock directly and beneficially owned by DRAGSA 96.

B.	Opportunities Parent

(a)	Amount beneficially owned: 4,634,606

(b)	Percent of Class: 7.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,634,606

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,634,606

Opportunities Parent is the general partner of Opportunities GP, which has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP (which consists of the shares of Common Stock directly held by VGOP) and the shares of Common Stock directly held by DRAGSA 96. Opportunities Parent does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, Opportunities Parent may be deemed to beneficially own the shares of Common Stock directly held by VGOP and DRAGSA 96.

CUSIP No. 03237H101	13G	Page 13 of 18 Pages
Opportunities Parent beneficially owns 4,634,606 shares of Common Stock consisting of (i) 3,145,911 shares of Common Stock directly and beneficially owned by VGOP and (ii) 1,488,695 shares of Common Stock directly and beneficially owned by DRAGSA 96.

C.	Opportunities GP

(a)	Amount beneficially owned: 4,634,606

(b)	Percent of Class: 7.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,634,606

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,634,606

Opportunities GP serves as the sole member of Opportunities Portfolio GP and has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP, which consists of the shares of Common Stock directly held by VGOP. In addition, Opportunities GP is the general partner of each of Viking Global Opportunities Intermediate LP and Viking Global Opportunities LP. The membership interests of DRAGSA 96 are held by Viking Global Opportunities Intermediate LP and Viking Global Opportunities LP. Accordingly, Opportunities GP has the authority to dispose of and vote the shares of Common Stock directly held by DRAGSA 96. Opportunities GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, Opportunities GP may be deemed to beneficially own the shares of Common Stock directly held by VGOP and DRAGSA 96.

Opportunities GP beneficially owns 4,634,606 shares of Common Stock consisting of (i) 3,145,911 shares of Common Stock directly and beneficially owned by VGOP and (ii) 1,488,695 shares of Common Stock directly and beneficially owned by DRAGSA 96.

D.	Opportunities Portfolio GP

(a)	Amount beneficially owned: 3,145,911

(b)	Percent of Class: 4.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,145,911

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,145,911

CUSIP No. 03237H101	13G	Page 14 of 18 Pages
Opportunities Portfolio GP serves as the general partner of VGOP and has the authority to dispose of and vote the shares of Common Stock directly owned by VGOP. Opportunities Portfolio GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, Opportunities Portfolio GP may be deemed to beneficially own the shares of Common Stock directly held by VGOP.

Opportunities Portfolio GP beneficially owns 3,145,911 shares of Common Stock consisting of 3,145,911 shares of Common Stock directly and beneficially owned by VGOP.

E.	VGOP

(a)	Amount beneficially owned: 3,145,911

(b)	Percent of Class: 4.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,145,911

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,145,911

VGOP has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its general partner, Opportunities Portfolio GP, and by VGI, an affiliate of Opportunities Portfolio GP, which provides managerial services to VGOP.

Viking Global Opportunities LP (a Delaware limited partnership) and Viking Global Opportunities III LP (a Cayman Islands exempted limited partnership), through its investment in Viking Global Opportunities Intermediate LP (a Cayman Islands exempted limited partnership), invest substantially all of their assets in Viking Global Opportunities Master LP (a Cayman Islands exempted limited partnership), which in turn invests through VGOP.

F.	DRAGSA 96

(a)	Amount beneficially owned: 1,488,695

(b)	Percent of Class: 2.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,488,695

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,488,695

CUSIP No. 03237H101	13G	Page 15 of 18 Pages
DRAGSA 96 has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by Opportunities GP and its general partner, Opportunities Parent, and by VGI, an affiliate of Opportunities GP, which provides managerial services to DRAGSA 96. The membership interests of DRAGSA 96 are held by Viking Global Opportunities Intermediate LP and Viking Global Opportunities LP. Opportunities GP is the general partner of Viking Global Opportunities LP and Viking Global Opportunities Intermediate LP.

G.	O. Andreas Halvorsen, David C. Ott and Rose S. Shabet

(a)	Amount beneficially owned: 4,634,606

(b)	Percent of Class: 7.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,634,606

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,634,606

Mr. Halvorsen, Mr. Ott and Ms. Shabet, as Executive Committee Members of Viking Global Partners LLC (general partner of VGI) and Opportunities Parent, have shared authority to dispose of and vote the shares of Common Stock beneficially owned by VGI and Opportunities Parent. None of Mr. Halvorsen, Mr. Ott and Ms. Shabet directly owns any shares of Common Stock.

Based on Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock directly held by VGOP and DRAGSA 96.

Mr. Halvorsen, Mr. Ott and Ms. Shabet each beneficially own 4,634,606 shares of Common Stock consisting of (i) 3,145,911 shares of Common Stock directly and beneficially owned by VGOP and (ii) 1,488,695 shares of Common Stock directly and beneficially owned by DRAGSA 96.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The response to Item 4 is incorporated by reference herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 03237H101	13G	Page 16 of 18 Pages
Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification. (if filing pursuant to Rule 13d-1(c))

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 03237H101	13G	Page 17 of 18 Pages
SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of O. Andreas Halvorsen (1)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of David C. Ott (2)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of Rose S. Shabet (3)

(1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP (for itself and as manager of DRAGSA 96 LLC), and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP (for itself and as manager of DRAGSA 96 LLC), and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Ott on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP (for itself and as manager of DRAGSA 96 LLC), and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).

CUSIP No. 03237H101	13G	Page 18 of 18 Pages
EXHIBIT A - JOINT FILING AGREEMENT

This joint filing agreement is made and entered into as of this 14th day of February, 2023, by and among Viking Global Investors LP, Viking Global Opportunities Parent GP LLC, Viking Global Opportunities GP LLC, Viking Global Opportunities Portfolio GP LLC, Viking Global Opportunities Illiquid Investments Sub-Master LP, DRAGSA 96 LLC, O. Andreas Halvorsen, David C. Ott and Rose S. Shabet.

The parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Forms 3, 4, or 5 or Schedules 13D or 13G, and any and all amendments thereto and any other documents relating thereto (collectively, the “Filings”) as required to be filed pursuant to the Securities Exchange Act of 1934, as amended. The parties to this Agreement further agree and covenant that each will fully cooperate with such other parties in the preparation, timely filing, and delivery of all such Filings.

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date first set forth above.

Dated: February 14, 2023

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of O. Andreas Halvorsen (1)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of David C. Ott (2)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of Rose S. Shabet (3)

(1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP (for itself and as manager of DRAGSA 96 LLC), and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP (for itself and as manager of DRAGSA 96 LLC), and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Ott on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP (for itself and as manager of DRAGSA 96 LLC), and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).